Exhibit 12.1
Vector Group Ltd.
Ratio of Earnings to Fixed Charges
(Dollars in Thousands)

						Pro-forma
						Year ended
	Year ended December 31,					December 31,
	2003	2004	2005	2006	2007	2007
Earnings as defined:

Income (loss) from continuing operations before minority interests and income taxes	$(19,774)	$6,627	$85,768	$68,480	$126,603	$118,905

Minority interests, as defined	3,375	(3,231)	(3,317)	—	—	—
Minority Interest of fixed charges

Distributions from non-consolidated real estate businesses	991	5,840	5,935	7,311	9,878	9,878

Amortization of capitalized interest	60	1,132	1	1	1	1

Interest expense, net of minority interests(1)	26,592	24,556	26,730	37,664	51,871	64,346

Loss (income) in equity of non-consolidated real estate businesses	(901)	(9,782)	(7,543)	(9,086)	(16,243)	(16,243)

Rent expense, net of minority interests	3,193	3,221	1,758	1,502	1,309	1,309

Total earnings	$13,536	$28,363	$109,332	$105,872	$173,419	$178,196

Fixed charges as defined:

Interest expense	$26,592	$24,556	$26,730	$37,664	$51,871	$64,346

Capitalized interest	117	—	—	—	—	—

Rent expense	3,193	3,221	1,758	1,502	1,309	1,309

Total fixed charges	$29,902	$27,777	$28,488	$39,166	$53,180	$65,655

Ratio of earnings to fixed charges (2)	—	1.02	3.84	2.70	3.26	2.71

(1)	Interest expense includes changes in the fair value of derivatives embedded within convertible debt.
(2)	For the year ended December 31, 2003, earnings were insufficient to cover fixed charges as evidenced by a less than one-to-one coverage ratio. Additional earnings of approximately $16,366 were necessary for the year ended December 31, 2003.